TORRAY FUND

INTERIM OPERATING EXPENSES LIMITATION AGREEMENT

THIS INTERIM OPERATING EXPENSES LIMITATION AGREEMENT (the “Interim OELA”) is made as of the 30th day of September, 2021, by and between Torray Fund, a Massachusetts business trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and Torray LLC, a Delaware LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Interim Management Agreement between the Trust and the Adviser dated as of the 10th day of May 2021, (the “Interim Management Contract ”); and

WHEREAS, the Fund is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Interim OELA, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, on a daily basis for the term of this Interim OELA, to waive its management fee and reimburse the Fund for its current Operating Expenses (as defined in paragraph 2 below), so as to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annualized Limits”). In the event that the annualized Operating Expenses of a Fund, as accrued each day through the last calendar day of each month that this Agreement is in effect, exceed its Annualized Limit, the Adviser will pay to the Fund the excess expense within fifteen (15) calendar days of being notified that an excess expense payment is due, or such other period as determined by the Board of Trustees of the Trust (the “Board”). In the event that the Board determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, includes all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s management fee detailed in the Management Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, trustee fees and expenses, auditor fees and expenses, legal fees and expenses, insurance costs, registration and filing fees, printing postage and mailing expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. TERM AND TERMINATION. This Interim OELA is effective as of September 30, 2021, and shall remain in full force and effect for a maximum of 150 days This Interim OELA will automatically terminate if the Interim Management Contract is terminated, with such termination effective upon the effective date of the Interim Management Contract’s termination.

4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all as of the day and year first above written.

TORRAY FUND		TORRAY LLC
on behalf of the series listed on Appendix A

By:	/s/ Shawn M. Hendon	By:	/s/ William M Lane
Name:	Shawn M. Hendon	Name:	William M Lane
Title:	President	Title:	Executive Vice President

APPENDIX A

Series of Toray Fund	Annualized Operating Expense Limit*	Duration/Termination Date

Torray Fund	1.00% of average daily net assets	Maximum 150 fifty days from September 30, 2021/The earlier of February 27, 2022 or the date the Interim Management Contract is terminated

*As defined in paragraphs 1 and 2 of the Interim OELA

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